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                             January 25, 2022

       David Mersky
       President, Chief Executive Officer, and Chief Financial Officer Sibannac, Inc.
       9535 E. Doubletree Ranch Rd., Ste 120
       Scottsdale, AZ 85258

                                                        Re: Sibannac, Inc.
                                                            Regulation A
Offering Statement on Form 1-A
                                                            Filed January 20,
2022
                                                            File No. 024-11780

       Dear Mr. Mersky:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Carl Ranno